Free Writing Prospectus Filed Pursuant to Rule 433

Registration No. 333-209699

Supplementing the Preliminary Prospectus Supplement dated

May 7, 2018 (to Prospectus dated February 25, 2016)

$1,000,000,000

Kellogg Company

$400,000,000 3.250% Senior Notes due 2021

$600,000,000 4.300% Senior Notes due 2028

Pricing Term Sheet

May 7, 2018

Issuer:	Kellogg Company

Anticipated Ratings*:	Baa2 (Stable) / BBB (Stable) (Moody’s / S&P)

Trade Date:	May 7, 2018

Settlement Date:	May 14, 2018 (T+5)

Joint Book-Running Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Rabo Securities USA, Inc. Mizuho Securities USA LLC TD Securities (USA) LLC Multi-Bank Securities, Inc. Siebert Cisneros Shank & Co., L.L.C.

Title:	3.250% Senior Notes due 2021	4.300% Senior Notes due 2028

Principal Amount:	$400,000,000	$600,000,000

Maturity Date:	May 14, 2021	May 15, 2028

Interest Payment Dates:	May 14 and November 14, beginning November 14, 2018	May 15 and November 15, beginning November 15, 2018

Benchmark Treasury:	UST 2.375% due April 15, 2021	UST 2.750% due February 15, 2028

Benchmark Treasury Price and Yield:	99-09 / 2.631%	98-11+ / 2.944%

Spread to Benchmark Treasury:	+65 bps	+140 bps

Yield to Maturity:	3.281%	4.344%

Coupon (Interest Rate):	3.250%	4.300%

Price to Public:	99.912%	99.646%

Optional Redemption:	At any time at a discount rate of Treasury Rate plus 10 basis points, plus accrued and unpaid interest to the redemption date

At any time prior to February 15, 2028 (the date that is three months prior to the maturity date of the 2028 notes) at a discount rate of Treasury Rate plus 25 basis points, plus accrued and unpaid interest to the redemption date

At any time on or after February 15, 2028 (the date that is three months prior to the maturity date of the 2028 notes) at a redemption price equal to 100% of the principal amount of the 2028 notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date

CUSIP / ISIN:	487836 BV9 / US487836BV92	487836 BW7 / US487836BW75

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes will be made against payment therefore on or about May 14, 2018, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146; HSBC Securities (USA) Inc. toll-free at (866) 811-8049; J.P. Morgan Securities LLC collect at (212) 834-4533; or Wells Fargo Securities, LLC toll free at (800) 645-3751.

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